Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-279061-01

August 12, 2024

Pricing Information

Oklahoma Gas And Electric Company

$350,000,000 5.60% Senior Notes, Series due April 1, 2053

Issuer	Oklahoma Gas and Electric Company
Ratings (Moody’s / S&P / Fitch)*	A3 (Stable) / A- (Stable) / A (Stable)
Principal Amount	$350,000,000 Reopening of 5.60% Senior Notes, Series Due April 1, 2053, of which $350,000,000 was previously issued on April 3, 2023) for a total principal amount outstanding of $700,000,000
Collateral Type	Senior Unsecured Notes
Format	SEC Registered
Trade Date	August 12, 2024
Settlement Date (T+3)	August 15, 2024
Maturity	April 1, 2053
Interest Payment Dates	Semi-annual payments on April 1 and October 1 of each year, beginning October 1, 2024
Optional Redemption Provisions Make Whole Call Par Call	T + 30 bps (at any time before October 1, 2052) At any time on or after October 1, 2052
Benchmark Treasury	4.625% due May 15, 2054
Benchmark Treasury Price	107-08+
Benchmark Treasury Yield	4.195%
Spread to Benchmark Treasury	T+130 bps
Reoffer Yield	5.495%
Coupon	5.60%
Price to Public	101.488% of the principal amount, plus accrued interest from and including April 1, 2024 to, but excluding, the settlement date of the notes, totaling approximately $20.84 per $1,000 principal amount of the Senior Notes (assuming the settlement date is August 15, 2024). Such accrued interest must be paid by the purchasers of the notes offered by the Preliminary Prospectus Supplement and the Prospectus.
CUSIP / ISIN	678858BY6 / US678858BY62
Joint Book-Running Managers	Mizuho Securities USA LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Managers	Barclays Capital Inc.
BofA Securities, Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
BOK Financial Securities, Inc.

BOK Financial Securities, Inc., one of the underwriters, is an affiliate of BOKF, NA, the Trustee under the Indenture.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

Settlement Date: The closing will occur on August 15, 2024, which will be more than two U.S. business days after the date of this pricing term sheet. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes on the date of pricing will be required, by virtue of the fact that the senior notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC at (866) 271-7403, RBC Capital Markets, LLC at (866) 375-6829 or Wells Fargo Securities, LLC at (800) 645-3751.